

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

Via E-mail
Peter M. Pizza
Vice President and Chief Financial Officer
AMREP Corporation
300 Alexander Park, Suite 204
Princeton, New Jersey 08540

> **Re:** **AMREP Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2012**
> **Filed July 26, 2012**
> **File No. 001-04702**

Dear Mr. Pizza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page A-7

Major Business Risks, page A-7

1.   In future Exchange Act periodic reports, please revise your disclosure to identify and discuss the risks related to the fact that you do not presently have a Chief Executive Officer.

The Company has a significant shareholder whose interests . . . , page A-18

2.   We note your disclosure regarding the risks related to the significant voting power of a significant shareholder, Nicholas G. Karabots. In future Exchange Act periodic reports, please revise and update this disclosure to address the relationships between Mr.

Peter M. Pizza
AMREP Corporation
February 12, 2013
Page 2

        Karabots and your directors and executive officers as well as his financing relationships with you.

Executive Officers of the Registrant, page A-20

3.   We note your disclosure regarding your executive officers under Item 4 of Part I. In future Exchange Act periodic reports, to the extent you retain this disclosure, please relocate it to Item 10 of Part III.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron at (202) 551-3439 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3852 with any other questions.

        Sincerely,

        /s/ Michael McTiernan

        Michael McTiernan
        Assistant Director